December 2, 2016

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	China Unicom (Hong Kong) Limited

Form 20-F for Fiscal Year Ended December 31, 2015

Response dated September 30, 2016

File No. 001-15028

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated November 4, 2016, relating to the response of China Unicom (Hong Kong) Limited (the “Company”), dated September 30, 2016, to the Staff’s comment letter, dated September 7, 2016, in respect of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”), which was filed with the Commission on April 21, 2016. The Company expresses its appreciation to the Staff for their helpful comments.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2015 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Form 20-F for the Year Ended December 31, 2015

Note 2. Summary of Significant Accounting Policies

2.2 (a). Disposal of Telecommunications Towers and Related Assets, page F-16

1.	We note in your response to comment 1 that you considered IAS 28 and IAS 16 in determining the accounting for the Tower Company transaction. Please expand your response to describe how you determined the transaction has commercial substance. Please refer to IAS 16.24 – 25 and IAS 28.30. In this regard, we note that you, the other telecom entities contributing assets, and Tower Company are all controlled or ultimately controlled by the People’s Republic of China.

Mr. Carlos Pacho

Responses of the Company

The Company respectfully advises the Staff that, in determining the transaction has commercial substance for the purposes of IAS 28.30, we considered IAS 16.25(a) and IAS 16.25(c) and determined that the transaction has commercial substance because (i) the cash flow configuration (risk, timing and amount) of our lease plus our 28.1% equity interest in the Tower Company is significantly different from the cash flow configuration of the towers and related assets transferred to the Tower Company (the “Tower Assets”) (IAS 16.25(a)) and (ii) the difference in those cash flows is significant relative to the fair value of the Tower Assets (IAS 16.25(c)), as described below.

The underlying assets have significantly changed and as a result the timing and amount of cash flows have significantly changed

The Company transferred 100% ownership in the physical assets in exchange for (i) a 28.1% equity interest in the Tower Company (that is, a residual interest in a larger pool of towers and other assets, including tower and other assets contributed by other telecom operators) and (ii) an obligation to make lease payments for specific towers over the lease term. Prior to the transfer, the cash flows of the Tower Assets primarily related to the incremental cash savings on rentals, and such other cash flows as maintenance, replacement, removal and any disposal proceeds; after the transfer, the cash flows would relate to (i) the lease payments over the lease term and (ii) the cash flows from any dividends and sale of equity interest. The Company determined that the timing and amounts of these cash flows are significantly different relative to the fair value of the Tower Assets.

The nature of risk has significantly changed

The Company concluded that, prior to the transaction, the Company was exposed to the risks of ownership of the towers; subsequent to the transaction, the Company’s risks would relate to (i) its leases with the Tower Company and (ii) its equity interest in the Tower Company. The Company concluded there is a significant change in the nature of risk with respect to the direct ownership of the Tower Assets as compared to the risks of a period of lease and equity ownership in the Tower Company, considering also the fact that the Tower Company will have its own leasing business, and the Company will, as a result of the transaction, be additionally exposed to the business risk of the Tower Company.

Overall, the Company concluded the risk, timing and amount of cash flows have significantly changed as the Company has swapped a relatively stable and self-managed stream of future incremental cash savings as a result of owning its Tower Assets with lease payments and a significantly more variable stream of future dividend/capital cash flows that would be driven by, among other things, the efficiency in the management of the underlying asset portfolio.

Mr. Carlos Pacho

While the investors in the Tower Company are all controlled or ultimately controlled by the People’s Republic of China, the Company does not believe that such relationships would alter the overall conclusion that the transaction has commercial substance, as the conclusion is primarily hinged on the extent to which future cash flows are expected to change. Additionally, the Company has considered the following other qualitative factors:

1)	The Company operates in an environment where state control is pervasive. Notwithstanding this, as the Company disclosed in its annual reports, its dealings with other state-related entities – including the Tower Company transaction – are conducted on normal commercial terms.

2)	There have been various checks and balances around the pricing of the transaction, including that:

a.	the transaction has been identified as a ‘major transaction’ that is subject to the reporting, announcement and shareholder approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and

b.	the interests of various investors in the Tower Company are not necessarily and fully aligned: the various telecom operators are competitors, and each has its own and different independent shareholders. If the Company sold the assets under unfavorable terms, then its own independent shareholders would lose out; if the Company sold the Tower Assets under favorable terms, then China Reform Holdings Corporation Ltd. (“CRHC”) as a wholly-state-owned entity would over-pay for its equity interest in the Tower Company and the state would effectively transfer benefits to the independent shareholders of the respective telecom operators.

2.	We note your responses to comments 2 and 3 and your conclusion that the fair value of the equity shares issued by Tower Company to you as consideration was determined by reference to the fair value of the assets transferred. In this regard:

•	Tell us the valuation methods and assumptions used to determine the fair value of the assets transferred to Tower Company. Referring to IFRS 13.27, explain how that method took into account the highest and best use of the non-financial asset.

Mr. Carlos Pacho

Responses of the Company

The Company respectfully advises the Staff that the valuation method and assumptions used for the major assets are as follows.

Majority of the Tower Assets contributed by the Company to the Tower Company fell into the category of ‘machinery and equipment and projects under construction’. The cost method was used for the valuation of such assets. We took the view that cost method was the most appropriate method comparing with income method and market method at the point of Tower Assets disposal because:

•	The estimation of future cash flows from the assets was relatively subjective and volatile, as there had been few if any comparable and representative rental arrangements within mainland China;

•	In mainland China, in terms of the nature, location and volume, there are few if any market transactions involving such assets that reflect the fair value of those tower assets owned by the Tower Company.

The key assumptions used in the cost basis valuation method to determine the fair value of these assets included the following:

•	The appraisal value of equipment was calculated as total replacement cost multiplied by the newness rate of the assets.

•	Total replacement cost mainly comprised costs of construction and installation, which was determined by the latest unit price with respect to centralized purchases in each province, taking into account the costs for bringing the tower structure to the installation site and those related to the assembly of the structure.

•	When determining the newness rate, the economic lifespan and the number of years used were considered, based on the assessment of the conditions of the equipment through site inspection.

Highest and best use of the non-financial asset

At the time the Company evaluated the valuation methods of the Tower Assets, and in particular the valuation of telecommunications towers, leasing to telecom operators was viewed as the highest and best use of the assets for the purposes of IFRS 13.27, since the assets were specifically designed and built for this purpose. Accordingly, the inputs and assumptions used in the valuation methods are consistent with such use. IFRS 13.29 also notes that an entity’s current use of a non-financial asset is presumed to be its highest and best use unless market or other factors suggest that a different use by market participants would maximize the value of the asset. In this regard, the Company was not aware of any such factors that would suggest an alternative use that would further maximize the value of the assets.

Mr. Carlos Pacho

•	When determining the fair value of the assets transferred, tell us whether you considered the fair value of the lease contracts entered into with Tower Company and the other two telecom investors. Tell us the fair value of these lease contracts and how it was determined.

Responses of the Company

The Company did not consider the fair value of any potential lease contracts when determining the fair value of the Tower Assets. At the time the Company determined the accounting treatment for the transaction, the lease agreements between the Tower Company and the telecom operators had not yet been finalized.

•	Addressing paragraphs 57-60 and paragraph B4 of IFRS 13, explain to us why the fair value of the assets transferred is representative of the fair value of Tower Company equity. Since the assets transferred are non-financial assets, please explain to us how the fair value of a non-financial asset captures the elements of a financial asset (i.e. equity of Tower Company).

Responses of the Company

The Company would like to refer to and expand on its first response dated 30 September 2016, which noted that the gain on the transfer of Tower Assets has been determined as the difference between the fair value of the assets contributed and their carrying amounts, and that the Company has taken a view that the best estimate of the fair value of equity shares received was the fair value of the assets contributed less cash consideration received. As IAS 28 does not define ‘cost’ for the purposes of applying the equity method to the Company’s equity interests in the Tower Company, the Company has applied IAS 16.26 by analogy when determining the cost for the equity shares. Under this approach, the fair value of the Tower Assets was used to measure the ‘cost’ of the equity shares received, because in the Company’s view the fair value of the equity shares received is not more clearly evident.

In response to the question of why the Company believed that the fair value of the Tower Assets was representative of the fair value of the equity shares in the Tower Company, and in particular why the fair value of a non-financial asset would capture the elements of a financial asset, we further note:

Mr. Carlos Pacho

1)	At the time of the contribution, the Tower Company was newly set up and only had minimal operations, and its assets comprised primarily cash and the Tower Assets contributed by its investors.

2)	As set out in our response to comment 1, there have been various checks and balances around the pricing of the transaction. The cash contribution from CRHC to the Tower Company also provided additional evidence of the fair value per share, which was consistent with the value attributed to the share consideration received by the Company.

Overall, when the Company considered IFRS 13.B4(a), it is not aware of any strong indicators suggesting that the fair value of the Tower Assets is not representative of the fair value of Tower Company equity.

3.	We note your responses to comments 5 and 6 and your conclusion that the lease arrangements to use the transferred assets are operating leases. Please address the following.

•	Tell us the options available to you at the end of the lease term to have access to the towers owned by Tower Company or other towers owned by another party. Refer to IAS 17.10(c).

Responses of the Company

The Company respectfully advises the Staff that as noted in our first response dated 30 September, 2016, the ownership of assets would not be transferred to the Company at the end of the lease term and the lease contains neither any bargain purchase options, nor any renewal options that would result in the Company leasing the assets at a rent that is substantially lower than the market rent. The Company does not have any rights that enable it to use specific towers (or portions thereof) for the major part of their remaining economic lives.

At end of the lease term, the Company’s major options with the towers include:

•	continue to lease the same towers from Tower Company, if it can be commercially agreed;

•	lease fewer or different towers from Tower Company. This may happen when the Company continues to adjust its geographic development strategy or wants to get discount for the rental by leasing shared towers with the other telecommunication companies; or,

Mr. Carlos Pacho

•	stop leasing the towers but directly lease network capacity from other telecommunication companies.

At the end of the lease term, the Company may negotiate with the Tower Company to enter into new leases, taking into account technological developments, its business needs and other financial considerations. However, the Company is not compelled to lease a specific tower for the whole or the major part of its economic life as described in IAS 17.10(c).

•	Provide us with your analysis of the present value of lease payments assuming no end to your lease term. Refer to IAS 17.10(d).

Responses of the Company

As stated in our first response dated 30 September 2016, no final lease agreements were entered into in 2015. A framework agreement between the Company and the Tower Company was signed in July 2016 and up to now some of the provincial companies within the Company are still verifying the specific locations and portions of the towers and have not yet entered into the final lease agreements with Tower Company.

Based on the signed framework agreement and the signed final lease agreements in some provinces, the lease term is 5 years for the specified portions of towers. For the reasons explained in our response to the bullet point immediately above, at end of the lease term, the Company will decide based on technological, business and financial considerations to either continue leasing the current towers or lease fewer or different towers. Therefore the Company respectfully advises the Staff that the present value of the lease payments assuming no end to the lease term (in other words, assuming the right of use would extend till the end of the useful life of the relevant assets) is not an appropriate period to evaluate IAS 17.10(d) because the Company is not compelled to lease the relevant towers over their whole or major economic life. In addition, IAS 17.10(d) specifically requires the minimum lease payments to be used in the calculation: the Company respectfully advises the Staff that for the purposes of evaluating IAS 17.10(d), we determined that the minimum non-cancellable lease period for the purposes of IAS 17 is the 5 year term of the lease.

When calculating the present value of the minimum lease payments with respect to the towers transferred by the Company to the Tower Company, we have discounted the rentals over the 5-year lease term by the Company’s incremental borrowing rate as at 31 December 2015. The Company used the lease fees as agreed in the final lease agreements with Tower Company and, for those towers for which the final agreements have not been entered into, the Company used its best estimate of the rental based on the pricing formula specified in the framework agreement. Sharing rate of the towers with the other telecommunication companies are also considered. According to the calculation, the present value of the minimum lease payments is approximately 65% of the fair value of the towers, which does not amount to substantially all of the fair value of the leased assets as described in IAS 17.10(d).

Mr. Carlos Pacho

•	Tell us the terms of the lease with respect to your exclusive use of a specified location on the towers and other technical requirements. Refer to IAS 17.10(e).

Responses of the Company

The terms of the lease specify the range of height on the towers the Company can use to place its equipment.

So far as of IAS 1710(e) is concerned, the telecommunications towers are not specialized in nature from the perspective of any individual telecom operators. In other words, there is no practical impediment for the Company to use the towers contributed by other parties and the same applies to other telecom operators with respect to towers contributed by the Company. Similarly, there are no technical requirements that would result in only one party being able to use, without major modifications, a specified portion of a tower or a tower at a particular location. Technically, there is an acceptable range of height that each base station can be placed on a particular tower, and that range can vary depending on the geographical location of the tower, the location of other adjacent base stations, and the telecom operator’s network configuration. Even though a particular telecom operator has already leased a specific portion of a tower, the Company expects that other telecom operators can normally find another appropriate portion of the same tower to fulfil their needs. As a result, the towers are not of such a specialized nature that they can only be used by one of the telecom operators. Further, the towers can also be used by non-telecom operators for monitoring, advertising, and other usages.

* * * *

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Carlos Pacho

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Ms. Chun Wei of Sullivan & Cromwell (Hong Kong) LLP (telephone: +852-2826-8666; fax: +852-2522-2280; email: weic@sullcrom.com), or Mr. Yung Shun Loy Jacky of the Company at 852-2121-3220, with any questions you may have.

Sincerely,

/s/ Yung Shun Loy Jacky
Yung Shun Loy Jacky
Company Secretary

cc:	Carlos Pacho

Robert S. Littlepage

Dean Suehiro

(Securities and Exchange Commission)

Li Fushen

Li Zhangting

Yung Shun Loy Jacky

(China Unicom (Hong Kong) Limited)

Chun Wei

(Sullivan & Cromwell (Hong Kong) LLP)

Daniel Chan

(KPMG)